SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
	________________

	SCHEDULE 13E-4

	ISSUER TENDER OFFER STATEMENT
	(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
	ACT OF 1934)

	(AMENDMENT NO.     N/A      )

	BUTTON GWINNETT FINANCIAL CORPORATION
	(Name of the Issuer)

	BUTTON GWINNETT FINANCIAL CORPORATION
	(Name of Person(s) Filing Statement)

	COMMON STOCK, $.01 PAR VALUE
	(Title of Class of Securities)

	124-212-101
	(CUSIP Number of Class of Securities)

	KATHRYN L. KNUDSON, ESQ., POWELL GOLDSTEIN FRAZER & MURPHY LLP SIXTEENTH FLOOR, 191 PEACHTREE STREET, N.E.
	ATLANTA, GEORGIA  30303  404/572-6952
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

	FEBRUARY 20, 1997
	(Date tender offer first published, sent or given to security holders)


	Calculation of Filing Fee

	Transaction Valuation (1)                 Amount of Filing Fee


$2,100,000 (based on up to 100,000 shares
being repurchased at $21 per share)        $420 (1/50th of 1% of $1,325,000)


	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of filing.

Amount previously paid:   N/A           Filing party:   N/A

Form or registration no:   N/A          Date filed:     N/A

	Instruction. Ten copies of this statement, including all exhibits, shall be filed with the Commission.
____________________
	1Set forth the amount on which the filing fee is calculated and state how it was determined.




Item 1.  Security and Issuer.

	(a) The name of the issuer is Button Gwinnett Financial Corporation. The address of its principal executive office is 2230 Scenic Highway, Snellville, Georgia 30278.

	(b) The exact title and amount of securities outstanding of the class of security being sought as of December 31, 1996 are as follows:
1,378,746 shares of Common Stock, $.01 par value. The exact amount of such securities being sought is up to 100,000 shares, and the consideration being offered therefor is $21 per share. To the best knowledge of the issuer, none of its officers, directors or affiliates intends to sell shares to the Company pursuant to the Offer Letter (defined below).

	(c) Information set forth in the Offer Letter (the "Offer Letter"), filed as Exhibit (a) to this statement, under the heading "No Established Trading Market" is incorporated by reference herein.

	(d)     The issuer is filing this statement.


Item 2. Source and Amount of Funds or Other Consideration.

	(a) Information set forth in the Offer Letter under the heading "Financial Information" is incorporated by reference herein.

	(b) The consideration to be paid to selling shareholders will not be borrowed.


Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

	Information set forth in the Offer Letter under the heading "Purpose of the Offer" is incorporated by reference herein. Apart from the possibility that the Common Stock might become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, the issuer does not have any plans or proposals which relate to or would result in any of the events described in Item 3(a) through (j).


Item 4. Interest in Securities of the Issuer.

	Information set forth in the Offer Letter under the heading "No Established Trading Market" is incorporated by reference herein.


Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

	There are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the issuer tender offer, between the Company or its directors and executive officers and any person with respect to the Company's Common Stock.


Item 6. Persons Retained, Employed or to be Compensated.

	There are no persons being employed by the issuer to make solicitations or recommendations in connection with the Offer.


Item 7. Financial Information.

	(a) Information set forth in the Offer Letter under the heading "Financial Information," together with the Financial Statements accompanying the Offer Letter, are incorporated by reference herein.

	(b) The issuer does not believe that the pro forma data which is described in this item is material to a shareholder's decision with respect to the offer described in the Offer Letter.


Item 8. Additional Information.

	The issuer does not believe that there is any additional information which would be material to a decision by a shareholder whether to sell, tender or hold the securities being sought by the Offer.


Item 9. Material to be Filed as Exhibits.

	(a)     Offer Letter, including the enclosures to the Offer Letter:
(1) audited financial statements of the issuer as of and for the years ended December 31, 1996 and 1995 and (2) the Letter of Transmittal.

	(b)     Not applicable.

	(c)     Not applicable.

	(d)     Not applicable.

	(e)     Not applicable.

	(f)     Not applicable.


				    SIGNATURE

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



					February 20, 1997
					(Date)

					BUTTON GWINNETT FINANCIAL CORPORATION



					By: /s/ Andrew R. Pourchier
					     (Signature)

					Andrew R. Pourchier, Vice President
					(Name and Title)



			     EXHIBIT INDEX


							    Sequential
Exhibit No.     Description                                   Page No.

  (a)         Offer Letter, with attachments                    _____




				EXHIBIT (a)



			  LETTER OF TRANSMITTAL

	  (To Accompany Certificates for Shares of Button
		    Gwinnett Financial Corporation)


EXCHANGE AGENT                                      QUESTIONS

The Bank of Gwinnett County                   Monica L. Grafton
150 South Perry Street                         (770) 963-6665
Lawrenceville, Georgia 30245                           or
					      Andrew R. Pourchier
						(770) 978-3242

Ladies and Gentlemen:

     The undersigned, pursuant to the terms of the Offer to Purchase Company Stock, dated February 20, 1997, from Button Gwinnett Financial Corporation (the "Company"), hereby surrenders to the Exchange Agent, the share certificates listed below in BOX A representing shares (the "Shares") of common stock of the Company. As the registered owner of the Shares, the undersigned hereby requests that the Exchange Agent deliver to the undersigned the consideration for the Shares as described in the Offer.



BOX A:  SURRENDERED COMMON STOCK CERTIFICATES
(Please print or type)


Name and Address             Certificate
of Registered Owner           Number(s)        Number of Shares

						______________
						______________
						______________
						______________
						______________

				 Total Number
				  of Shares     ______________



     (If additional space is required, attach a continuation sheet in substantially the above form.)

     Unless other instructions are given to the Exchange Agent, the undersigned requests that a check be issued in the name and mailed to the address set forth above in Box A.

SIGN HERE:_____________________    ____________________________
	      (Signature*)         (Signature, if held jointly*)
	  _____________________    ____________________________
		 (Date)                       (Date)
	  _____________________    ____________________________
	    (Telephone Number)           (Telephone Number)

*Must be signed by registered holder(s), exactly as name(s) appear(s) on certificates(s) or by person(s) authorized to become registered holder(s), or other person(s) authorized by documents transmitted herewith. If the Shares are no longer held by the registered owner, please call the Exchange Agent for instructions.






February 20, 1997





To Our Stockholders:

Button Gwinnett Financial Corporation (the "Company") offered to repurchase stock from its shareholders in December 1994 to help fund the Company's Stock Option Plan and to provide more liquidity to your stock.

The Company is pleased to make this offer again. In addition, if we repurchase up to 100,000 shares, this would fund the Stock Option Plan with Treasury Stock in lieu of issuing new shares.

The Company has excess capital which has allowed us to make this offer to our Shareholders who may wish to redirect some of their investments. The Company will repurchase your stock for $21.00 per share and you must tender your stock by noon on March 21, 1997.

The Company and its subsidiary, The Bank of Gwinnett County, appreciate all the support you have given us through all these years, and you will see by the enclosed financial information on the Company, that The Bank had another good year justifying that support.

If you have any questions concerning any of this information, call me at 770-963-6665 or Andrew R. Pourchier at 770-978-3242. If you wish to sell your stock, call Monica Grafton at 770-963-6665.

Sincerely,



Glenn S. White
President



Button Gwinnett Financial
Corporation


1996 Annual Report
to Shareholders


2230 Scenic Highway
Snellville, Georgia  30278


GENERAL INFORMATION

Button Gwinnett Financial Corporation is a one-bank holding company, owning 100% of the stock of The Bank of Gwinnett County. The Bank of Gwinnett County ("The Bank") has three locations located within the Lawrenceville, Lilburn and Snellville city limits. The Bank opened for business in April 1988 as a state chartered bank.


Gwinnett County has been one of the fastest growing counties in the country and State of Georgia for the last ten years, with the population growing from some 225,000 to over 470,000.


FINANCIAL HIGHLIGHTS
BUTTON GWINNETT FINANCIAL CORPORATION
SELECTED FINANCIAL DATA

				    For Year End December 31
Selected Balance Sheet Data          1996              1995
___________________________      ____________________________
(Ending Balance)
Total Assets                    $186,568,294     $159,199,966
Total Deposits                   165,236,790      140,804,199
Shareholders Equity               20,012,944       16,914,803
Allowance for Loan Losses          2,330,733        1,953,189

(Average Balances)
Average Assets                  $170,234,000     $148,890,000
Average Shareholders Equity       18,279,858       15,443,000


Selected Income Data

Total Interest Income           $ 14,706,313     $ 13,536,217
Total Interest Expense             5,224,796        4,807,424
Provision for Loan Loss              445,000          600,000
Other Expenses                     4,115,289        4,312,416

Net Income                      $  3,844,804     $  3,297,321

Per Share Data and
Financial Ratios

Shareholders Equity as a
  Percent of Total Assets               10.7%            10.6%

Book Value Per Share                  $14.52           $12.23

Dividends Per Share                   $ 0.50           $ 0.35

Net Interest Margin                     6.00%            6.34%

Net Income Per Share                  $ 2.60           $ 2.29

Return on Average Equity               21.03%           21.35%

Return on Average Assets                2.26%            2.21%

Loan Loss Reserve to
  Total Loans                           1.94%            1.90%



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Liquidity and Capital Resources

     Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability of the Company and the Bank to meet those needs. The Company and the Bank seek to meet liquidity requirements primarily through management of short-term investments (principally Federal Funds Sold) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single-payment loans. Also, the Bank maintains relationships with correspondent banks which could provide funds to them on short notice, if needed.

     The liquidity and capital resources of the Company and the Bank are monitored on a periodic basis by Federal and state regulatory authorities. As determined under guidelines established by those regulatory authorities, the Bank's liquidity ratios at December 31, 1996 were considered satisfactory. At that date, the Bank's short-term investments were adequate to cover any reasonably anticipated immediate need for funds. The
Company and the Bank were not aware of any events or trends likely to result in a material change in their liquidity. At
December 31, 1996, the capital to asset ratios of the Company and the Bank were considered adequate based on guidelines established by the regulatory authorities. During 1996, the Company increased its capital by retaining net earnings of $3,098,141, which is net income for the year, less treasury stock and dividends paid. At December 31, 1996, total capital of the Company amounted to $20,012,944. At December 31, 1996, there were no outstanding commitments for any major capital expenditures.

     Management is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Results of Operations

     The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate net interest income is dependent upon the Bank's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, divided by average earning assets.

     The primary component of consolidated earnings is net interest income, or the difference between interest income on earning assets and interest paid on supporting liabilities. The net interest margin is net interest income expressed as a percentage of average earning assets. Earning assets consist of loans, investment securities, Federal funds sold and interest-bearing deposits in banks. Supporting liabilities consist of deposits, of which approximately 25% are noninterest-bearing.

     Net interest income was $9,481,517 in 1996 as compared to $8,728,793 in 1995, representing an increase of 8.62%. This increase is attributable to a higher volume of average earning assets offset by a lower net interest margin.

     Average earning assets increased by $20,388,000 or 14.80% to $158,104,000 in 1996 from $137,716,000 in 1995. This increase is attributable to an increase in average loans of $9,253,000 and an increase in average investments of $7,863,000, offset by a decrease in average certificates of deposits in other banks of $165,000. Average deposits also increased $18,884,000 or 14.38% to $150,151,000 in 1996 from $131,267,000 in 1995. However, approximately 25%
of the 1996 average deposits were non-interest bearing deposits.

    The net interest margin decreased by 5.36% to 6.00% in 1996 as compared to 6.34% in 1995. This decrease is attributable to the decrease in the yield on average earning assets being more than the decrease in the rate paid on average interest-bearing liabilities. The yield on average earning assets decreased in 1996 by 5.39% to a current yield of 9.30% from 9.83% in 1995, while the rate of interest paid on average interest bearing liabilities decreased by only 2.93% from 4.78% in 1995 to 4.64% in 1996.

   The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses in evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

   The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan losses charged to earnings amounted to $445,000 in 1996 and $600,000 in 1995. Management chose to reduce its provision for loan losses during 1996 due to minimal losses during 1996, continued conservative underwriting on loans, and the stability of a strong economy.
Net charge-offs decreased by $33,410 in 1996 as compared to 1995. Net loan charge-offs as a percentage of the provision for loan losses amounted to 15% in 1996 and 17% in 1995. The allowance for loan losses as a percentage of total loans outstanding at December 31, 1996 and 1995 amounted to 1.94% and 1.90% respectively. The determination of the amounts allocated for loan losses is based upon management's judgment concerning factors affecting loan quality and assumptions about the local and national economy. Management considers the year-end allowances adequate to cover potential losses in the loan portfolio.

     Following is a comparison of noninterest income for 1996 and 1995.

						 1996        1995

Service Charges on deposit accounts          $  757,084    $  702,150
Other                                           279,438       260,847
Gain on sale of assets                             -0-        316,036

					     $1,036,522    $1,279,033


	Non interest income decreased approximately $243,000 in 1996 as compared to 1995. This decrease was primarily due to the gain on sale, during 1995, of a tract of land the Bank had purchased as a potential future branch site.

	Following is an analysis of noninterest expense for 1996 and 1995.

						 1996        1995

Salaries and employee benefits               $2,346,532     2,169,080
Equipment                                       315,932       280,299
Occupancy expense                               195,894       226,839
Other                                         1,256,931     1,636,198
					     $4,115,289    $4,312,416


	Non interest expense decreased approximately $197,000 in 1996. There was an increase of $177,000 in salaries and employee benefits as a result of additional personnel. An increase of $36,000 in equipment expense is related to expenses incurred for various computer related safeguard devices for the network. There was also a decrease in occupancy expense of $31,000 which was the result of additional rental income received in 1996. Other expenses decreased approximately $379,000 to $1,256,931 for 1996 as compared to $1,636,198 in 1995. The primary decrease of $360,000 is related to OAKAR fees that were accrued during 1995 to transfer certain insured deposits from the SAIF fund to the BIF Fund. There was also a decrease in legal fees of $75,000 due to a lawsuit that was settled during 1995. Postage and computer expense increased approximately $51,000 due to an increase in the number of accounts that are being processed.


MARKET FOR REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

	The Company's common stock, $.01 par value ("Common Stock"), is not traded on an established trading market, and there is only very limited trading. The following table sets forth high and low bid information for the Common Stock for each of the quarters in which trading has occurred since January 1, 1995. The prices set forth below have been volunteered by shareholders and reflect only information that has come to management's attention.

				      Sales Price              Dividends
	Calendar Period           High            Low
	1995
	First quarter           $13.25          $13.25
	Second quarter           15.00           12.90             $0.35
	Third quarter            14.50           13.25
	Fourth quarter           13.50           13.50


	1996
	First quarter           $14.50          $14.50             $0.50
	Second quarter           14.50           14.50
	Third quarter             N/A             N/A
	Fourth quarter           23.00           20.00



	As of December 31, 1996, there were 489 holders of record of Common Stock.

	The Company paid a dividend of $.50 per share on March 28, 1996. Currently, the Company's sole source of dividends is the Bank. The Bank is subject to regulation by the Department of Banking and Finance of Georgia (the "DBF"). Statutes and regulations enforced by the DBF include parameters which defined when the Bank may or may not pay dividends. On December 31, 1996, there was approximately $1,933,511 available to be paid as dividends to the Company by the Bank without prior approval from the DBF.


		  BUTTON GWINNETT FINANCIAL CORPORATION
				  AND
			THE BANK OF GWINNETT COUNTY

GENERAL INFORMATION


GENERAL OFFICES                         BOARD OF DIRECTORS

2230 Scenic Highway                     W. Emmett Clower
Snellville, GA  30278                   Emmett Clower Studio

MAILING ADDRESS                         Jean A. Coppage
					Real Estate Investor
P. O. Box 1230
Lawrenceville, GA 30246                 Edwin F. Forrest
					Central Drywall, Inc.
EXECUTIVE OFFICERS

John D. Stephens                        David G. Hanna
Chairman of the Board                   HBR Capital
of Directors
					J. Richard Norton, Sr.
Glenn S. White                          Norton Southeast, Inc.
President and CEO
					Andrew R. Pourchier
Andrew R. Pourchier                     The Bank of Gwinnett County
Vice President, Secretary
and Treasurer                           John D. Stephens
					John D. Stephens, Inc.
BOARD OF DIRECTORS
					Judy W. Waters
David R. Bowen                          Gwinnett County Board of
RMT Development Company                 Commissioners

Robert A. Bradshaw                      Warren O. Wheeler
Bradshaw, Pope & Franklin               Schreeder, Wheeler & Flint

James F. Brannan, Jr.                   Glenn S. White
Lawrenceville Auto Parts                The Bank of Gwinnett County

James R. Brown                          Bobby W. Williams
Retired, Lumber Company                 Perimeter Investment Corp.
  Executive





INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Button Gwinnett Financial Corporation and Subsidiary
Lawrenceville, Georgia


	We have audited the accompanying consolidated balance sheets of Button Gwinnett Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Button Gwinnett Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.


				  /s/ Mauldin & Jenkins, LLC




Atlanta, Georgia
January 17, 1997







BUTTON GWINNETT FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995



    Assets                           12/31/96      12/31/95
Cash & Due Froms                 $  9,823,064  $  6,582,328
Int.-bearing deposits in banks              0       200,000
Federal funds sold                 21,515,000    19,625,000
Securities held-to-maturity
  (fair value of $32,047,933 and
    $26,009,176)                   32,004,283    25,911,560

Loans                             119,899,273   102,651,763
  Less Loan Loss                   (2,330,733)  (1,953,189)
				  117,568,540  100,698,574

Premises and equipment              3,620,119    3,848,195
Other Assets                        2,037,288    2,334,309

    TOTAL ASSETS                 $186,568,294  $159,199,966


   Liabilities and Stockholders' Equity

Deposits
  Non-int bearing demand         $ 43,877,754  $ 36,850,139
  Int. bearing demand              59,655,148    35,691,143
  Savings                           5,531,514     6,131,845
  Time, $100,000 and over          18,447,251    18,263,816
  Other time                       37,725,123    43,867,176
     Total Deposits               165,236,790   140,804,119
Other Liabilities                   1,318,560     1,481,044

     Total liabilities           $166,555,350  $142,285,163

Commitments and contingent liabilities

Stockholders'equity
  Preferred stock, par value $.01;
    5,000,000 shares authorized;
    none issued

  Common Stock, par value $.01;
    5,000,000 shares authorized;
    1,527,639 shares issued;
    1,378,746 and 1,382,637 shares
    outstanding                        15,276        15,276
  Capital Surplus                  13,354,771    13,354,771
  Retained Earnings                 8,264,430     5,109,869
  Treasury Stock 148,893 and
    145,002 shares                 (1,621,533)   (1,565,113)

     Total Stockholders' equity    20,012,944    16,914,803

     Total liabilities and
       stockholders equity       $186,568,294    $159,199,966



CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

			       1996            1995          1994
Interest income
  Loans                    $12,020,294     $11,396,642   $ 8,299,919
  Taxable securities         1,558,034       1,082,895       815,958
  Nontaxable securities        181,592         211,158       207,488
  Deposits in banks              7,705          14,646        50,391
  Federal funds sold           938,688         830,876       344,765

    Total interest income   14,706,313      13,536,217     9,718,521
Int. Exp. on Deposits        5,224,796       4,807,424     2,980,811

    Net Int. Income          9,481,517       8,728,793     6,737,710

Provision for Loan Loss        445,000         600,000       255,000

     Net interest income after
       provision for loan
	 losses              9,036,517       8,128,793     6,482,710

Other Income
  Service charges on
    deposit accounts           757,084         702,150       650,874
  Other                        279,438         260,847       243,461
  Gain on Sale of Land            --           316,036           --

      Total other income     1,036,522       1,279,033       894,335


Other Expenses
  Salaries & Benefits        2,346,532       2,169,080     1,845,026
  Equipment expenses           315,932         280,299       316,391
  Occupancy expenses           195,894         226,839       253,915
  Other operating expenses   1,256,931       1,636,198     1,435,662

    Total Other Expenses     4,115,289       4,312,416     3,850,994

      Income before Taxes    5,957,750       5,095,410     3,526,051

Income tax expense           2,112,946       1,798,089     1,228,845

Net Income                 $ 3,844,804     $ 3,297,321   $ 2,297,206

Net income per share of
  common stock             $      2.60     $      2.29   $      1.58

Weighted average shares
  outstanding                1,479,421       1,437,668     1,457,835


See Notes to Consolidated Financial Statements


		      BUTTON GWINNETT FINANCIAL CORPORATION
				   AND SUBSIDIARY

			CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
			 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994


				    Common Stock                                  Treasury Stock
													  Total
					       Par      Capital     Retained                          Stockholders
				  Shares      Value     Surplus     Earnings     Shares      Cost          Equity
 Balance, December 31, 1993     1,525,798    15,258   11,098,485    2,678,125    70,773    (596,022)      13,195,846
  Net Income                       --           --          --      2,297,206       --         --          2,297,206
  Cash dividends declared
    $.30 per share                 --           --          --       (436,508)      --         --           (436,508)
  Exercise of stock options         1,741        17       13,545         --         --         --             13,562
  Purchase of treasury stock       --           --          --           --      12,055    (145,356)        (145,356)
  Transfer to capital surplus      --           --     2,241,617   (2,241,617)      --         --                --
Balance, December 31, 1994      1,527,539    15,275   13,353,647    2,297,206    82,828    (741,378)      14,924,750
  Net Income                       --           --          --      3,297,321       --         --          3,297,321
  Cash dividends declared,
    $.35 per share                 --           --          --       (484,658)      --         --           (484,658)
  Exercise of stock options           100         1        1,124         --         --        1,125
  Purchase of treasury stock       --           --          --           --      62,174    (823,735)        (823,735)
Balance, December 31, 1995      1,527,639    15,276   13,354,771    5,109,869   145,002  (1,565,113)      16,914,803
  Net Income                       --           --          --      3,844,804       --         --          3,844,804
  Cash dividends declared,
    $.50 per share                 --           --          --       (690,243)      --         --           (690,243)
  Purchase of treasury stock       --           --          --           --       3,891     (56,420)         (56,420)
Balance, December 31, 1996      1,527,639    15,276   13,354,771    8,264,430   148,893   (1,621,533)     20,012,944

See Notes to Consolidated Financial Statements.



BUTTON GWINNETT FINANCIAL CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


							  1996           1995           1994
OPERATING ACTIVITIES
 Net Income                                             3,844,804     3,297,321     2,297,206
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                        281,987       281,187       331,443
      OAKAR Deposit assessment expense accrual           (260,000)      260,000           --
      Provision for loan losses                           445,000       600,000       225,000
      Deferred income taxes                              (229,337)       55,625       (65,365)
      Gain on sale of land                                    --       (316,036)          --
      Gain on sale of other real estate                   (40,347)          --            --
      Increase in interest receivable                    (112,697)     (147,804)     (323,072)
      Increase in interest payable                         77,402       490,372        88,811
      Other operating activities                          (92,293)       78,954        72,773

	Net Cash provided by operating activities       3,914,529     4,478,369     2,656,796


INVESTING ACTIVITIES
  Purchases of securities held-to-maturity            (16,500,000)   (9,165,000)  (11,850,000)
  Proceeds from maturities of securities
    (held-to-maturity)                                 10,407,277     6,915,054     3,161,744
  Net (increase) decrease in Federal funds sold        (1,890,000)  (16,680,000)    9,905,000
  Net decrease in interest-bearing deposits in banks      200,000       100,000     1,989,000
  Net increase in loans                               (17,605,807)  (15,534,563)  (12,728,559)
  Proceeds from sale of land                              721,452         --            --
  Proceeds from sale of other real estate                 361,188         --            --
  Purchase of premises and equipment                      (53,911)      (63,048)     (108,894)

      Net Cash used in investing activities           (24,359,801)  (34,427,557)   (9,631,709)

FINANCING ACTIVITIES
  Net increase in deposits                             24,432,671    29,752,674    11,169,868
  Purchase of treasury stock                              (56,420)     (823,735)     (145,356)
  Proceeds from exercise of stock options                     --          1,125        13,562
  Dividends paid                                         (690,243)     (484,658)     (436,508)

     Net Cash provided by financing activities         23,686,008    28,445,406    10,601,566


Net increase (decrease) in cash and
  due from banks                                        3,240,736    (1,503,782)    3,626,653

Cash and due from banks at beginning of year            6,582,328     8,086,110     4,459,457

Cash and due from banks at end of year                  9,823,064     6,582,328     8,086,110

SUPPLEMENTAL DISCLOSURES
 Cash paid for:
   Interest                                             5,147,394     4,317,052     2,892,000

   Income taxes                                         2,291,000     1,935,643     1,339,685

NONCASH TRANSACTION
  Principal balances of loans transferred to
    other real estate                                     290,841        30,000       223,451



See Notes to Consolidated Financial Statements.


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	Nature of Business

	 Button Gwinnett Financial Corporation (the Company) is a bank holding company whose business is conducted by its wholly-owned subsidiary, The Bank of Gwinnett County, ( the Bank). The Bank is a commercial bank located in Lawrenceville, Gwinnett County, Georgia with branches located in Snellville and Lilburn, Georgia. The Bank provides a full range of banking services in its primary market area of Gwinnett County and the surrounding counties.

	Basis of Presentation

	 The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts are eliminated in consolidation.

	 The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

	Cash and Cash Equivalents

	 Cash on hand, cash items in process of collection and amounts due from banks are included in cash and cash equivalents.

	 The Company maintains amounts due from banks which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

	Securities

	 Securities are classified based on management's intention on the date of purchase. Securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported ar amortized cost. All other securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in stockholders' equity net of tax.

	 Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income. Realized gains and losses from the sales of securities are determined using the specific identification method.

	Loans

	 Loans are carried at their principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding.

	 Nonrefundable loan fees and certain direct t loan origination costs are deferred with the net amount recognized into income over the life of the loans as a yield adjustment.

	 The allowance for loan losses is maintained at a level that management believes to be adequate to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, composition of the loan portfolio, and other risks inherent in the portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to record additions to the allowance based on their judgment about information available to them at the time of their examinations.


	 The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

	 A loan is impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, suing the contractual loan rate as the discount rate. Alternatively, measurement may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

	Premises and Equipment
	 Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

	Income Taxes

	 Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized for the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

	 Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for which it is more likely than not realization will not occur.

	 The Company and the Bank file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income taxes based on its contribution to income taxes (benefits) of the consolidated group.

	Earnings Per Common Share

	 Earnings per common share are computed by dividing net income by the weighed average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents that are anti-dilutive are excluded from weighted average shares outstanding.


NOTE 2. SECURITIES


	The amortized cost and fair value of securities as follows:

						     Gross            Gross
				     Amortized     Unrealized     Unrealized          Fair
					Cost         Gains           Losses          Value

Securities Held-to-maturity
 December 31, 1996:
   U. S. Government and
     agency securities             $ 28,300,312     $  66,788     $ (74,851)     $  28,292,249
   State and municipal securities     3,703,971        55,716        (4,003)         3,755,684
				   $ 32,004,283     $ 122,504     $ (78,854)     $  32,047,933

 December 31, 1995:
    U. S. Government and
      agency securities            $ 21,543,639     $ 100,693     $ (61,439)     $  21,582,893
    State and municipal securities    4,367,921        71,662       (13,300)         4,426,283
				   $ 25,911,560     $ 172,355     $ (74,739)     $  26,009,176

	The amortized cost and fair value of securities as of December 31, 1996 by contractual maturity are shown below:

						    Amortized            Fair
						       Cost             Value
	Due in one year or less                    $  8,370,706     $  8,377,369
	Due from one year to five years              22,413,206       22,420,208
	Due from five to ten years                    1,220,371        1,250,356

						   $ 32,004,283     $ 32,047,933


	Securities with a carrying value of $1,650,000 and $ 2,000,233 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes.

	There were no sales of securities in 1996, 1995 or 1994.


NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

	The composition of loans is summarized as follows:

							      December 31
							1996              1995
	Commercial and financial                  $  28,102,000      $  27,356,000
	Business loans secured by real estate        42,297,000         30,814,000
	Real estate - construction                   37,199,000         29,989,000
	Real estate - mortgage                        7,997,000          8,838,000
	Consumer installment and other                4,651,036          5,989,143
						  $ 120,246,036      $ 102,986,143
	Deferred fees                                  (346,763)          (334,380)
	Allowance for loan losses                    (2,330,733)        (1,953,189)
	Loans, net                                $ 117,568,540      $ 100,698,574



	Changes in the allowance for loan losses are as follows:

	Balance, beginning of year                     $ 1,953,189     $ 1,464,057    $ 1,248,539
	  Provision for loan losses                        445,000         600,000        255,000
	  Loans charged off                                (85,160)       (121,424)       (67,449)
	  Recoveries of loans previously charged off        17,704          10,556         27,967
	Balance, end of year                           $ 2,330,733     $ 1,953,189    $ 1,464,057

	The total recorded investment in impaired loans was $121,760 and $94,874 at December 31, 1996 and 1995, respectively. There were no impaired loans that had related allowances for loan losses determined in accordance with Statement of Financial Accounting Standard No. 114 ("Accounting by Creditors for Impairment of a Loan") at December 31, 1996 and 1995. The average recorded investment in impaired loans for 1996 and 1995 was $ 64,881 and $ 120,974, respectively. Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 1996 and 1995.

	The Company has granted loans to certain directors, executive officers, and related entities of the Company and the Bank. The interest rates on these loans were Substantially the same as the rates prevailing at the time of the transaction and repayment terms are customary for the type of loan involved. Changes in related party loans for the year ended December 31, 1996 are as follows:


	Balance, beginning of year                              $ 3,464,967
	  Advances                                                2,750,003
	  Repayments                                             (1,104,394)
	Balance, end of year                                    $ 5,110,576


NOTE 4. PREMISES AND EQUIPMENT


	Land                           $  1,241,377     $  1,241,377
	Buildings                         2,715,658        2,715,658
	Equipment                         1,359,371        1,318,584
					  5,316,406        5,275,619
	Accumulated depreciation         (1,696,287)      (1,427,424)
				       $  3,620,119     $  3,848,195



NOTE 5. EMPLOYEE BENEFIT PLANS

	The Company has a contributory 401 (k) retirement plan covering substantially all employees. Contributions to the plan charged to expense for the years ended December 31, 1996, 1995 and 1994 amounted to $ 41,164, $33,712 and $29,779, respectively.

	The Company has deferred compensation agreements with three of its key employees which provide benefit payable at age sixty-five or if the employee becomes totally disabled. Deferred compensation expense recognized for the years ended December 31, 1996, 1995, and 1994 was $ 2,795, $ 8,691 and $ 12,046 respectively.


NOTE 6. EMPLOYEE STOCK OPTION PLAN

	The Company has an Employee Stock Option Plan with 18,000 common stock options available to grant to key employees. Option prices are determined by the Company's Stock Option Plan Committee, but cannot be less than 100% of the fair value of the Company's common stock on the date of the grant. The options expire in ten years from date of grant. Other pertinent information related to the options is as follows:

								   December 31

						  1996                  1995             1994


						      Weighted-             Weighted-          Weighted-
						       average              average             average
						      Exercise              Exercise            Exercise
					    Number      Price    Number       Price    Number      Price
	Under option, beginning of year     184,331   $  10.35   155,225    $  9.48   132,275    $  8.84
	  Granted                             2,000      21.00    29,206      15.00    28,500      12.00
	  Exercised                             --         --       (100)     11.25    (1,741)      7.79
	  Terminated                            --         --         --        --     (3,809)      8.84
	Under Option, end of year           186,331      10.47   184,331      10.35   155,225       9.48

	Exercisable, end of year            149,587       9.65   121,381       8.99    98,056       8.52

			 Under Option, End of Year

						   Weighted-
				    Weighted-        average
				     average       Remaining
		     Range of       Exercise      Contractual
	Number        Prices         Price       Life in Years
	97,525    $ 6.93 -  9.18    $  8.21            4
	80,806     11.25 - 15.00      12.76            8
	 2,000             21.00      21.00           10

       186,331


	97,525    $ 6.93 -  9.18    $  8.21            4
	56,062     11.25 - 15.00      12.34            5

       149,587


	The Company also has outstanding options to purchase 34,828 shares of stock to one key officer. These options were granted in connection with the information of the Bank. These options are exercisable at book value on the most recent quarterly report of condition of the Company before the exercise date ( $14.52 at December 31, 1996). These options expire April 19, 1998.

	As permitted by SFAS No. 123 ("Accounting for Stock-Based Compensation"), the Company recognizes compensation cost for stock-based employee compensation awards in accordance with APB Opinion NO. 25, ("Accounting for Stock Issued to Employees"). The Company recognized no compensation cost for stock-based employee compensation awards for the year ended December 31, 1996. If the Company had recognized compensation cost in accordance with SFAS No. 123, net income and earnings per share would have been reduced as follows:

								December 31,

						      1996                       1995
							   Earnings                  Earnings
					    Net Income     Per Share    Net Income    Per Share
	As reported                         $3,844,804    $    2.60    $ 2,397,321   $    2.29
	Stock-based compensation, net of
	  related tax effect                   (21,989)       (0.02)       (12,232)        --
	As adjusted                         $3,822,815    $    2.58    $ 3,285,089   $    2.29


	The fair value of the options granted during the year was based upon the discounted value of future cash flows of the options using the following assumptions:

	Risk-free interest rate                     6.50%
	Expected life of the options                 7 years
	Expected dividends (as a percent of the
	  fair value of the stock)                  2.38%


NOTE 7. INCOME TAXES

	The components of income tax expense are as follows:

						  December 31
				    1996               1995            1994

	Current                 $ 2,342,283       $  1,853,714    $  1,294,210
	Deferred                   (229,337)           (55,625)        (65,365)
	  Income Tax Expense    $ 2,112,946       $  1,798,089    $  1,228,845

       The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:


					   Amount     Percent      Amount    Percent
       Income taxes at statutory rate   $ 2,025,635      34 %    $1,732,439     34 %     $1,198,857     34 %
	 Tax-exempt interest                (61,741)     (1)        (69,100)    (1)         (70,546)    (2)
	 State income taxes                 122,296       2         115,035      2           76,721      2
	 Other items, net                    26,756       -          19,715      -           23,813      1
       Provision for income taxes       $ 2,112,946      35 %    $1,798,089     35 %     $1,228,845     35 %


       The components of deferred income taxes are as follows:




       Deferred tax assets, loan loss reserves      $ 723,173        $  580,688

       Deferred tax liabilities:
	 Depreciation                                  83,347            53,807
	 Deferred gain on sale of land                    --            119,272
	 Other                                         13,338            11,458
						       97,685           184,537

	 Net deferred tax assets                    $ 625,488        $  396,151





NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

	Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.
	Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required which the Company deems necessary.

	In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management of the Company, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

	The Company originates primarily commercial, residential and consumers loans to customers in Gwinnett County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.
	Seventy-three percent (73%) of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area.
	Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area.

	The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $ 3,000,000.


NOTE 9. REGULATORY MATTERS

	The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At
	December 31, 1996, approximately $1,933,000 of retained earnings were available for dividend declaration without regulatory approval.

	The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The company and Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

	Quantative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1996, the Company and the Bank meet all capital adequacy requirements to which it is subject.

	As of December 31, 1996 and 1995, notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total rick-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	The Company and Bank's actual capital amounts and ratios as of December 31, 1996 are presented in the following table.



												To Be Well
									     For Capital     Capitalized Under
									       Adequacy     Prompt Corrective
						      Actual                  Purposes       Action Provisions
						Amount       Ratio        Amount     Ratio     Amount    Ratio
                                                                       (Dollars in Thousands)
Total Capital (to Risk Weighted Assets):
  Consolidated                                $  21,702      16.13%     $  10,764     8%     $ 13,454     10%
  Bank                                        $  20,957      15.58%     $  10,764     8%     $ 13,454     10%
Tier 1 Capital (to Risk Weighted Assets):
  Consolidated                                $  20,013      14.88%     $   5,380     4%     $  8,070      6%
  Bank                                        $  19,628      14.32%     $   5,380     4%     $  8,070      6%
Tier 1 Capital (to Average Assets):
  Consolidated                                $  20,013      11.13%     $   7,192     4%     $  8,991      5%
  Bank                                        $  19,268      10.72%     $   7,192     4%     $  8,991      5%


NOTE 10. FAIR VALUE OF FINANCIAL INSTRUMENTS

	 The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are base on estimates using discounted cash flow methods. Those methods are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. such amounts have not been revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

	 The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

	 Cash, Due From Banks, and Federal Funds Sold:

	   The carrying amounts of cash, due from banks, and Federal funds sold approximate their fair value.

	 Held-To-Maturity Securities:

	   Fair values for securities are based on quoted market prices.

	 Loans:

	   For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow methods, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow methods or underlying collateral values.

	 Deposits:

	   The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow methods, using interest rates currently being offered on certificates.

	 Accrued Interest:

	   The carrying amounts of accrued interest approximate their fair values.

	 Off-Balance-Sheet Instruments:

	   Fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

	   The estimated fair values of the Company's financial instruments were as follows:

						      December 31, 1996                December 31, 1995

						  Carrying           Fair            Carrying          Fair
						   Amount            Value            Amount          Value
Financial assets:
  Cash and due from banks, interest bearing
    deposits in banks, and Federal funds sold  $  31,338,064     $  31,118,064    $  26,407,328   $  26,407,328
  Securities held-to-maturity                     32,004,283        32,047,933       25,911,560      26,009,176
  Loans                                          117,568,540       119,000,000      100,698,574     102,600,000
  Accrued interest receivable                      1,175,645         1,175,645        1,062,948       1,062,948

Financial liabilities:
  Deposits                                       165,236,790       165,764,416      140,804,119     141,073,127
  Accrued interest payable                         1,082,640         1,082,640        1,005,238       1,005,238


NOTE 11.  SUPPLEMENTAL FINANCIAL DATA

	  Components of other operating expenses in excess of 1% of total revenue are as follows:

							December 31
						    1996           1995           1994
	   Data processing                      $  142,789     $  128,165     $  118,081
	   FDIC insurance premiums                   2,000        173,462        227,628
	   Other real estate expenses                1,047         11,145        180,275
	   OAKAR deposit assessment expense         71,917        260,000          --


NOTE 12.  PARENT COMPANY FINANCIAL INFORMATION

	  The following information presented the condensed balance sheets as of December 31, 1996 and 1995 and the condensed statements of income and cash flows for the years ended December 31, 1996, 1995 and 1994 of Button Gwinnett Financial Corporation.


					       CONDENSED BALANCE SHEETS

								 1996              1995
	   Assets
	     Cash                                            $    746,727      $    815,149
	     Investment in subsidiary                          19,267,556        16,100,533

	       Total assets                                  $ 20,014,283      $ 16,915,682

	   Liabilities, other                                $      1,339      $        879
	   Stockholders' equity                                20,012,944        16,914,803

	       Total liabilities and stockholders' equity    $ 20,014,283      $ 16,915,682


					       CONDENSED STATEMENTS OF INCOME



								  1996          1995           1994
	   Income
	     Dividends from subsidiary                       $  700,000     $1,150,000     $  436,508
	     Interest                                            29,213         29,973         31,516
								729,213      1,179,973        468,024

	   Expenses                                              51,432         13,002         40,729

	     Income before equity in undistributed
	       income of subsidiary                             677,781      1,166,971        427,295


	   Equity in undistributed income of subsidiary       3,167,023      2,130,350      1,869,911

	       Net income                                    $3,844,804     $3,297,321     $2,297,206


					       CONDENSED STATEMENTS OF CASH FLOW

								 1996           1995            1994
	   OPERATING ACTIVITIES
	     Net income                                     $ 3,844,804     $ 3,297,321     $ 2,297,206
	     Adjustments to reconcile net income to net
	       cash provided by operating activities:
		Undistributed income of subsidiary           (3,167,023)     (2,130,350)     (1,869,911)
		Other operating activities                          460          (2,077)         (3,347)

		Net cash provided by operating activities       678,241       1,164,894         423,948


	   FINANCING ACTIVITIES
	     Purchase of treasury stock                         (56,420)       (823,735)       (145,356)
	     Proceeds from exercise of stock options                --            1,125          13,562
	     Dividends paid                                    (690,243)       (484,658)       (436,508)

		 Net cash used in financing activities         (746,663)     (1,307,268)       (568,302)

	   Net decrease in cash                                 (68,422)       (142,374)       (144,354)

	   Cash at beginning of year                            815,149         957,523       1,101,877

	   Cash at end of year                              $   746,727     $   815,149     $   957,523



		  BUTTON GWINNETT FINANCIAL CORPORATION
			 150 South Perry Street
			Lawrenceville, Georgia 30245

		    OFFER TO PURCHASE COMPANY STOCK

			    February 20, 1997

Introduction

	Button Gwinnett Financial Corporation (the "Company") is offering to purchase up to 100,000 shares (the "Shares") of its outstanding common stock (the "Common Stock"), $.01 par value, for $21 per share cash, upon the terms and conditions described in this Offer To Purchase Company Stock (the "Offer").

	The Company's sole subsidiary is The Bank of Gwinnett County (the "Bank"). The principal executive offices of the Company and the Bank are located at 150 South Perry Street, Lawrenceville, Georgia 30245.

Purpose of the Offer

	Management of the Company intends to use the Shares purchased by the Company to help fund the exercise of stock options held by employees of the
Company and the Bank.   The Offer is also being made by the Company in response
to comments received from shareholders from time to time indicating that they would be interested in selling their shares of Common Stock. The Common Stock is highly illiquid. There is no active trading market, nor is one expected to develop in the foreseeable future. The Offer is designed to offset the lack of liquidity by offering to repurchase the Shares at a price which is fair to shareholders and fair to the Company.

	The terms of the Offer were unanimously approved by the directors of the Company who attended the meeting when it was considered. (One of the fifteen directors was absent, and two directors are also employees of the Company.)
The Company believes that the Offer is fair to those shareholders who would like to sell their shares for a number of reasons, including the following:
(a) whether a shareholder accepts the Offer is completely voluntary, (b) the price offered is comparable to that paid for the Common Stock in recent trades although there have not been very many trades, (c) the price offered is 1.45 times the Company's book value per share of $14.52 at December 31, 1996 and
8.05 times its trailing twelve-month earnings per share of $2.61 at December
31, 1996; and (d) 22 other Georgia financial institutions with assets of less than $500 million whose stock is listed on Nasdaq or traded on an exchange trade at multiples to book value which range from 1.11 to 2.31 with an average of 1.55 and at multiples to trailing twelve-month earnings which range from
6.2 to 22.0 with an average of 12.9.

	Management believes that the purchase of Company common stock at $21 per Share is a good investment for the Company. If shareholders decide to sell all or a substantial portion of their Shares to the Company, the Company will be able to reduce its excess capital which would enhance shareholder value for the remaining shareholders. To the extent that the number of the Company's shareholders is reduced, the Company will be able to reduce administrative expenses, and if the number of the Company's shareholders is reduced to less than 300, the Company will be able to terminate its Securities Exchange Commission reporting obligations, further reducing expenses.

No Established Trading Market

	The Common Stock is not traded on an established trading market, and there is only very limited trading in the Common Stock. The following table sets forth high and low sales prices for the Common Stock for each of the quarters in which trading has occurred since January 1, 1995. Since
January 1, 1995, the Company and its directors and executive officers (the "insiders") have purchased an aggregate of 122,039 shares at prices ranging from $12.90 to $23.00 per share. The following table also sets forth the average prices paid by the Company and its insiders in each of the quarterly periods indicated. The prices set forth below in the first two columns have been volunteered by shareholders and reflect only information that has come to management's attention.
			   All Sales Prices
		       Available to Management        Average Price Paid by
Calendar Period          High          Low             Company and Insiders

	1995
	First quarter   $13.25       $13.25                   $13.25
	Second quarter   15.00        12.90                    12.90
	Third quarter    14.50        13.25                    14.07
	Fourth quarter   13.50        13.50                    13.50

	     1995 Average                                     $13.43

	1996
	First quarter   $14.50       $14.50                   $14.50
	Second quarter   14.50        14.50                    14.50
	Third quarter      --           --                       --
	Fourth quarter   23.00        20.00                    22.94

	     1996 Average                                      $17.31


	Since November 15, 1996, neither the Company, nor any director or executive officer of the Company has purchased or sold any Common Stock.

	At December 31, 1996, there were 1,378,746 shares of Common Stock issued and outstanding which were held of record by 489 shareholders.

Dividends

	The Company paid dividends of $.35 per share on April 1, 1995 and $.50 per share on March 28, 1996. Currently, the Company's sole source of dividends is the Bank. Banking regulations limit the amount of dividends which may be paid by the Bank to the Company without prior approval from the Bank's regulators. At December 31, 1996, approximately $1,933,511 could be paid as dividends to the Company by the Bank without approval. The Company's dividend policy is to pay between 20% to 30% of prior year earnings to shareholders as dividends, and it expects to pay a dividend in 1997 commensurate with, or slightly higher than, the dividend it paid in 1995. Management does not expect the Company's purchase of Shares pursuant to the Offer to have any effect on the payment of dividends by the Company.

Financial Information

	Accompanying this Offer are the Company's audited financial statements as of and for the years ended December 31, 1996 and 1995. The Company's book value per share as of December 31, 1996 was $14.52.

	If all of the Shares are sold by shareholders to the Company, the Company will pay the Selling Shareholders an aggregate of $2,100,000. The Company will fund this payment from cash on hand and dividends payable by the Bank. The Shares purchased by the Company will be held as treasury shares.

	The Company estimates that its expenses in connection with the Offer will aggregate approximately $10,000, consisting of the following estimated amounts: $7,500 in legal fees, $1,500 in copying and postage costs, $420 in filing fees and $580 in miscellaneous expenses.

Business of the Company

	The Company serves as the holding company for the Bank, a full-service commercial bank with offices in Lawrenceville, Lilburn and Snellville, Gwinnett County, Georgia. From time to time the Company receives indications of interest from potential acquirors of the Company. Similarly, from time to time the Company considers the possibility of acquiring other financial institutions. Currently, there are no agreements or understandings relating to the sale of the Company or to acquisitions by the Company. The Offer will not result in any change in the business of the Company.

How to Accept This Offer; Expiration Date

	To accept the Company's Offer, shareholders should return the enclosed Letter of Transmittal together with the stock certificate(s) evidencing the Shares they wish to sell to The Bank of Gwinnett County, as Exchange Agent, on or before noon EST on Friday, March 21, 1997.

	The Company reserves the right to extend the period during which this Offer remains open one or more times. Written notice of any extension will be sent to all shareholders.

Purchase Priorities

	To the extent that shareholders of the Company responding to this Offer wish to sell more shares to the Company than the 100,000 Shares the Company is offering to purchase, the Company will purchase the Shares tendered in the following order:

		(1) Shares held by Selling Shareholders who own of record fewer than 100 Shares will be purchased first.

		(2) The balance of the Shares will be purchased from the remaining Selling Shareholders on a pro rata basis.

Payment For Shares; Return or Reissuance of Stock Certificates

	Subject to the Purchase Priorities described above, the Company will purchase all of the Shares properly tendered to it following the expiration of this Offer. The Company will mail its check in payment for the Shares accepted for purchase by it to Selling Shareholders within seven business days following the expiration date of this Offer. Similarly, the Company will mail stock certificates for the Shares not accepted for purchase by it to Selling Shareholders within seven business days following the expiration date of this Offer.

Withdrawal of Shares

	A Selling Shareholder will be permitted to withdraw the Shares he or she tenders for sale to the Company (1) at any time while this Offer remains open (currently until noon EST on March 21, 1997), and (2) after April 1, 1997, if the Shares tendered by the Selling Shareholder have not been purchased by the Company.

Federal Income Tax Consequences of the Offer

	The receipt of cash by shareholders who sell some or all of their Shares to the Company will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or other tax laws. In general, shareholders who sell some or all of their Shares should recognize gain or loss equal to the difference between the basis in the Shares they sell and the amount of cash received by them. The gain or loss will be a capital gain or loss if the Shares were held as a capital asset and will be a long-term capital gain or loss if the Shares were held for over one year. While the Revenue Reconciliation Act of 1993 increased the top marginal federal income tax rate applicable to individuals, capital gains continue to be taxed at a maximum rate of 28% for federal income tax purposes.

	Generally, a distribution by a corporation which results in an increase in the proportionate ownership interests of some shareholders in the corporation and the receipt of cash by other shareholders will not be considered to be a distribution subject to the rules regarding dividends for federal income tax purposes, so long as the distribution is incident to an isolated redemption or repurchase of the corporation's stock. An isolated redemption is a redemption that is not part of a periodic plan where some shareholders receive cash and other shareholders' interests in the corporation are increased. The Company believes that the Offer should constitute an isolated redemption. Accordingly, so long as the Offer does constitute an isolated redemption, there will be no federal income tax consequences to shareholders who do not sell any of their Shares pursuant to the Offer.

	These federal income tax consequences are based upon current laws and regulations and are for general information only. Each shareholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her of the Offer (including the applicability and effect of federal, state, local and other tax laws). The foregoing discussion may not be applicable with respect to shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to shareholders who are subject to special tax treatment under the Internal Revenue Code of 1986, as amended, such as life insurance companies, tax-exempt organizations and financial institutions, and may not apply to a particular shareholder in light of his or her individual circumstances.

Management of the Company

	The table below sets forth, as of December 31, 1996, information regarding the Common Stock beneficially owned (a) by each of the Company's directors and (b) by all directors and executive officers as a group. At the present time, each person who beneficially owns more than 5% of the Common Stock is also a director of the Company. The Offer will not result in any change in the management of the Company. All of the Company's directors and executive officers are U.S. citizens.

	Name and Address             Number of   Vested
	of Beneficial Owner           Shares     Options     Percentage3/

	David R. Bowen                59,095        0              4.3%
	4795 W. Price Road
	Buford, GA  30518

	Robert A. Bradshaw            10,700        0               .8%
	105 Merchants Drive
	Norcross, GA  30093

	James F. Brannan, Jr.         46,925        0              3.4%
	251 Hanarry Drive
	Lawrenceville, GA  30245

	James R. Brown                30,000        0              2.2%
	1357 Brown Ridge Lane
	Lawrenceville, GA  30243

	W. Emmett Clower               5,274        0               .4%
	2389 Scenic Highway
	Snellville, GA  30278

	Jean A. Coppage               19,329        0              1.4%
	3904 Ashford Lake Court
	Atlanta, GA  30318

	Edwin F. Forrest               1,250        0               .1%
	2360 Bethelview Road
	Cumming, GA  30130

	David G. Hanna                38,310        0              2.8%
	1810 Marlborough Drive
	Atlanta, GA  30350

	J. Richard Norton, Sr.         5,100        0               .4%
	1926 Oak Road
	Snellville, GA  30278

	Andrew R. Pourchier            2,730   37,885              2.9%
	688 Ford Avenue
	Lawrenceville, GA  30244

	John D. Stephens             498,267        0             36.1%
	1899 Parker Court
	Stone Mountain, GA  30087

	Judy A. Waters                     0        0               .0%
	4251 Antelope Lane
	Lithonia, GA  30058

	Warren O. Wheeler             23,929        0              1.7%
	127 Peachtree St., N.E.
	Atlanta, GA  30303-1845

	Glenn S. White                 4,353   95,904              6.8%
	1101 Summer Ridge Lane
	Lawrenceville, GA  30244

	Bobby W. Williams              1,000        0               .1%
	1122 Rockbridge Road
	Stone Mountain, GA  30087

	All Directors and
	Executive Officers as
	a group (15 persons)         746,262  133,789             58.2%

	____________________

	3/      Based upon 1,378,746 shares outstanding as of December 31, 1996 except for Mr. Pourchier and Mr. White. Their respective percentages assume that the shares they have the right to acquire as of March 1, 1997 pursuant to their respective options had been acquired and were outstanding at December 31, 1996.

	David R. Bowen has been President of RMT Development Company, a residential real estate development company since June 1990.

	Robert A. Bradshaw is a partner in Bradshaw, Pope & Franklin, CPAs, which is engaged in the practice of accounting in the metropolitan Atlanta, Georgia area. Mr. Bradshaw has practiced accounting since 1968.

	James F. Brannan, Jr. is the President of Lawrenceville Auto Parts which has been in the business of automobile parts sales in Lawrenceville, Georgia for 40 years.

	James R. Brown, now retired, was President of Brown Wholesale Lumber from 1951 to 1980. Brown Lumber is engaged in lumber and building supplies sales in Lawrenceville, Georgia.

	W. Emmett Clower has operated Emmett Clower Studio in Snellville, Georgia since 1972. Mr. Clower is active in several business and community service organizations in the metropolitan Atlanta area, including serving as Mayor of Snellville since 1973.

	Jean A. Coppage is a business woman with investments in Gwinnett County and is involved in various community and charitable organizations.

	Edwin F. Forrest has been President of Central Drywall, Inc. in Alpharetta, Georgia, a company engaged in wallboard installation, since 1980.

	David G. Hanna is the President of HBR Capital, an investment company which specializes in consumer financial services. Prior to forming HBR Capital in 1992, Mr. Hanna was employed by Nationwide Credit, Inc. as President of the Government Services Division.

	J. Richard Norton, Sr. is President of Norton Southeast, Inc. which is involved in the sale of portable storage buildings. Prior to forming Norton Southeast in 1994, Mr. Norton was President of Norton Auto Parts, Inc. in Snellville, Georgia (since 1965), and Secretary of Tony's Auto Parts in Loganville, Georgia (since 1987). Both of these entities are engaged in the retail sale of automobile replacement parts.

	Andrew R. Pourchier is Executive Vice President of the Bank, and Vice President, Secretary and Treasurer of the Company. From the organization of the Bank until May 1992, Mr. Pourchier was the Executive Vice President of the Bank, and from May 1992 until September 1993, he was President of Button Gwinnett National Bank, the sole subsidiary of Button Gwinnett Bancorp, Inc. Mr. Pourchier has been in the banking business in Gwinnett County for 20 years.

	John D. Stephens is Chief Executive Officer and Owner of John D. Stephens, Inc. in Stone Mountain, Georgia which has engaged in pipeline construction since 1966. Mr. Stephens is the Chairman of the Board of the Company and the Bank.

	Judy A. Waters serves on the Gwinnett County Board of Commissioners and the Gwinnett County Soil Conservation Board. She is also active in the Snellville community.

	Warren O. Wheeler has been a partner in the law firm of Schreeder, Wheeler & Flint in Atlanta, Georgia since 1974.

	Glenn S. White is the President of the Company and the President and CEO of the Bank. He has been in banking in Gwinnett County for over 20 years. Mr. White is active in many civic activities and was the past Chairman of the Gwinnett Chamber of Commerce during 1993. He is President of the Council for Quality Growth and a member of the Board of Regents of the University System of Georgia.

	Bobby W. Williams is the Owner and President of Perimeter Investment Corp. which has engaged in real estate building and development (including shopping centers and residential subdivisions) primarily in Gwinnett County, Georgia since 1971.

Miscellaneous

	There are no persons being employed by the Company to make solicitations or recommendations in connection with this Offer. To the best knowledge of the Company, none of its officers, directors or affiliates intends to sell shares to the Company pursuant to this Offer.

	The Offer is subject to the condition (which may be waived by the Company) that no proceeding shall have been instituted to restrain this Offer or the provisions hereof.

	The Offer is not subject to approval by shareholders. A representative to act on behalf of unaffiliated shareholders to negotiate the terms of the Offer has not been retained by the Company's non-employee directors. The Company did not receive any opinion, report or appraisal from an outside party which is materially related to the Offer. Shareholders do not have statutory rights of appraisal with respect to the Offer.

Questions

	If you have any questions concerning the terms of this Offer or about the business of the Company, please do not hesitate to call Monica L. Grafton at 770/963-6665 or Andrew R. Pourchier at 770/978-3242.


Enclosures

  Financial Statements
  Letter of Transmittal
  Return Envelope